Exhibit T3B.10

Articles of association

for

Intrum AS

(Enacted in the General Meeting on 26.06.1994, amended on 24.01.2000, 04.12.2000, 07.06.200428.10.2021, 02.05.2024)

§1

The company name is Intrum AS.

§2

The company’s registered office is in Bærum.

§3

The Company’s activities are to conduct debt collection activities, credit reporting activities and everything thereby related, as well as participation in other activities either directly or indirectly through share deposits, etc. and acquisitions and operation of real estate.

§4

The share capital of the Company is NOK 60,000,000, divided into 4,800 shares at NOK 12,500, fully paid and sounding by name.

§5

The Board of Directors of the Company shall have at least three members in accordance with the decision of the General Meeting. The General Assembly elects the Chairman of the Board.

The company is jointly appointed by two board members.

The Company shall hire a business manager who leads the Company’s day-to-day operations. The board can communicate with the procure.

The Ordinary General Meeting shall address and determine:

1.	Determination of income statement and balance sheet

2.	Application of profits or coverage of deficits in accordance with the established balance sheet as well as distribution of dividends.

3.	Other matters that, according to the Statute of Law, belong to the General Assembly.